FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2009

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Abba Eban Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of October 2009 and incorporated by reference herein is the Registrant's immediate report dated October 22, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein

CEO

Dated:

October 22nd, 2009

Formula Systems Announces the Sale of its Subsidiary nextSource

- Expected Capital Gain of approximately $4 million

HERZLIYA, Israel, October 22 -- Formula Systems (1985) Ltd. (NASDAQ: FORTY - News; TASE: FORT)) a leading provider of information technology products, solutions and services, announced today the sale of its entire shareholdings in nextSource Inc..

The consideration of $12 million, is composed of cash and the release of pledged bank deposits. The resulting capital gains in the fourth quarter of 2009 are expected to reach approximately $4 million. nextSource's results will be classified in the company’s financial results as discontinued operations as of the third quarter of 2009.

Guy Bernstein, chief executive officer of Formula, commented: "The sale of nextSource helps to better align our core business, and enables us to focus on building our leadership position within our industry. The sale of our subsidiary has clearly demonstrated the inherent value that Formula offers stockholders in its portfolio. We expect the proceeds of this sale to provide us with the financial and operational flexibility to pursue more synergetic opportunities in our market."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: stock market conditions, regulatory approvals, market demand for the Company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact: Guy Bernstein, chief executive officer, Formula Systems Ltd. +972-9-959-8800